4600 S. Syracuse St., Suite 1100 Denver, Colorado 80237

November 22, 2016

VIA EDGAR CORRESPONDENCE

Mr. Min S. Oh:

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)
(File No. 033-02659, 811-04556)
Registration Statement on Form N-14 (File No. 333-214087)

Dear Mr. Oh:

On behalf of the Registrant, we are filing this letter to respond to a request you made with respect to the Registration Statement on Form N-14 (the “Registration Statement”) filed under Rule 488 of the Securities Act of 1933, as amended (the “Securities Act”) (Accession Number: 0001193125-16-737771) with the Securities and Exchange Commission (the “Commission”) on October 13, 2016, relating to the proposed reorganizations of the Target Funds (as defined in the Registration Statement) and the Destination Funds (as defined in the Registration Statement). On a phone call on November 10, 2016, you requested that forms of the Proxy Cards to be used in connection with the proposed reorganizations be filed as a correspondence filing prior to the Registrant’s filing of a post-effective amendment to Registration Statement pursuant to Rule 485(b) under the Securities Act. As requested, attached hereto are forms of the Proxy Cards to be used in connection with the proposed reorganizations.

Please call the undersigned at (720) 493-4249 with any questions.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.

EVERY HOLDER’S VOTE IS IMPORTANT

EASY VOTING OPTIONS:
VOTE ON THE INTERNET Log on to: www.proxy-direct.com or scan the QR code Follow the on-screen instructions available 24 hours

VOTE BY PHONE Call 1-800-337-3503 Follow the recorded instructions available 24 hours

VOTE BY MAIL Vote, sign and date this Proxy Card and return in the postage-paid envelope

VOTE IN PERSON Attend Holder Meeting 1801 California Street, Ste.5200 Denver, Colorado on February 10, 2017

Please detach at perforation before mailing.

PROXY	TRANSAMERICA PARTNERS FUNDS GROUP PROXY FOR A SPECIAL MEETING OF HOLDERS ON FEBRUARY 10, 2017 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES OF THE TARGET FUNDS	PROXY

The undersigned hereby appoints Marijn P. Smit and Tané T. Tyler as attorneys and proxies of the undersigned with full power of substitution, to vote for the undersigned all shares of beneficial interests of the Target Fund(s) with respect to which the undersigned is entitled to vote at the Special Meeting of Holders (“Special Meeting”) of each Target Fund listed below to be held at the offices of Transamerica Asset Management, Inc., 1801 California Street, Ste. 5200, Denver, Colorado, on February 10, 2017, at [10 a.m.] (Mountain time), and at any adjournments or postponements thereof, with all the power the undersigned would possess if personally present.

The undersigned acknowledges receipt of the Notice of Special Meeting and Combined Proxy Statement/Prospectus and revokes any proxy previously given with respect to such Special Meeting.

The shares represented by this proxy will be voted as instructed. The proxies are authorized in their discretion to vote upon such other matters as may come before the Special Meeting or any adjournment or postponement thereof. The proxies intend to vote with management on any such other business properly brought before the Special Meeting or any adjournment or postponement thereof.

When this proxy is properly executed, the shares represented hereby will be voted as specified. If no specification is made, this proxy will be voted for the proposal set forth below and in the discretion of the proxies with respect to all other matters which may properly come before the Special Meeting and any adjournments thereof.

VOTE VIA THE INTERNET: www.proxy-direct.com
VOTE VIA THE TELEPHONE: 1-800-337-3503

PLEASE SIGN, DATE AND RETURN THE PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

TPF_28322_111716

EVERY HOLDER’S VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the

Special Meeting of Holders to Be Held on February 10, 2017.

The Combined Proxy Statement/Prospectus and Proxy Card for this meeting are available at:

https://www.proxy-direct.com/tra-28322

IF YOU VOTE ON THE INTERNET OR BY TELEPHONE,

YOU NEED NOT RETURN THIS PROXY CARD

TRANSAMERICA PARTNERS TARGET FUNDS	TRANSAMERICA PARTNERS TARGET FUNDS	TRANSAMERICA PARTNERS TARGET FUNDS
Core Bond	Government Money Market	High Yield Bond
International Equity	Mid Growth	Mid Value
Partners Small Core	Small Growth	Small Value

Please detach at perforation before mailing.

TO VOTE MARK BLOCKS BELOW IN BLUE OR BLACK INK AS SHOWN IN THIS Example: ☒	+

A	Proposal(s) THE BOARD RECOMMENDS A VOTE FOR THE FOLLOWING PROPOSAL(S).

1.	To approve an Agreement and Plan of Reorganization, providing for (i) the Destination Fund’s acquisition of all of the assets of the Target Fund, in exchange for the Destination Fund’s assumption of all of the liabilities of the Target Fund and Class R shares of the Destination Fund, and the distribution of the Class R shares of the Destination Fund to the holders of the shares of the Target Fund in complete redemption of their Target Fund shares, and (ii) the dissolution of the Target Fund.

Target Fund	Destination Fund/Class	FOR	AGAINST	ABSTAIN
01. Core Bond	Intermediate Bond/Class R (Proposal 1A)	☐	☐	☐
02. Government Money Market	Government Money Market/Class R (Proposal 2A)	☐	☐	☐
03. High Yield Bond	High Yield Bond/Class R (Proposal 3A)	☐	☐	☐
04. International Equity	International Equity/Class R (Proposal 4A)	☐	☐	☐
05. Mid Growth	Mid Cap Growth/Class R (Proposal 5A)	☐	☐	☐
06. Mid Value	Mid Cap Value Opportunities/Class R (Proposal 6A)	☐	☐	☐
07. Small Core	Small Cap Core/Class R (Proposal 7A)	☐	☐	☐
08. Small Growth	Small Cap Growth/Class R (Proposal 8A)	☐	☐	☐
09. Small Value	Small Cap Value/Class R (Proposal 9A)	☐	☐	☐
To transact such other business as may properly come before the special meeting and any adjournments or postponements thereof.

B	Authorized Signatures — This section must be completed for your vote to be counted.— Sign and Date Below

Date (mm/dd/yyyy) — Please print date below	Signature 1 — Please keep signature within the box	Signature 2 — Please keep signature within the box
/ /

EVERY HOLDER’S VOTE IS IMPORTANT

EASY VOTING OPTIONS:
VOTE ON THE INTERNET Log on to: www.proxy-direct.com or scan the QR code Follow the on-screen instructions available 24 hours

VOTE BY PHONE Call 1-800-337-3503 Follow the recorded instructions available 24 hours

VOTE BY MAIL Vote, sign and date this Proxy Card and return in the postage-paid envelope

VOTE IN PERSON Attend Holder Meeting 1801 California Street, Ste.5200 Denver, Colorado on February 10, 2017

Please detach at perforation before mailing.

PROXY	TRANSAMERICA PARTNERS FUNDS GROUP II PROXY FOR A SPECIAL MEETING OF HOLDERS ON FEBRUARY 10, 2017 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES OF THE TARGET FUNDS	PROXY

The undersigned hereby appoints Marijn P. Smit and Tané T. Tyler as attorneys and proxies of the undersigned with full power of substitution, to vote for the undersigned all shares of beneficial interests of the Target Fund(s) with respect to which the undersigned is entitled to vote at the Special Meeting of Holders (“Special Meeting”) of each Target Fund listed below to be held at the offices of Transamerica Asset Management, Inc., 1801 California Street, Ste. 5200, Denver, Colorado, on February 10, 2017, at [10 a.m.] (Mountain time), and at any adjournments or postponements thereof, with all the power the undersigned would possess if personally present.

The undersigned acknowledges receipt of the Notice of Special Meeting and Combined Proxy Statement/Prospectus and revokes any proxy previously given with respect to such Special Meeting.

The shares represented by this proxy will be voted as instructed. The proxies are authorized in their discretion to vote upon such other matters as may come before the Special Meeting or any adjournment or postponement thereof. The proxies intend to vote with management on any such other business properly brought before the Special Meeting or any adjournment or postponement thereof.

When this proxy is properly executed, the shares represented hereby will be voted as specified. If no specification is made, this proxy will be voted for the proposal set forth below and in the discretion of the proxies with respect to all other matters which may properly come before the Special Meeting and any adjournments thereof.

VOTE VIA THE INTERNET: www.proxy-direct.com
VOTE VIA THE TELEPHONE: 1-800-337-3503

PLEASE SIGN, DATE AND RETURN THE PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

TII_28322_111716

EVERY HOLDER’S VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the

Special Meeting of Holders to Be Held on February 10, 2017.

The Combined Proxy Statement/Prospectus and Proxy Card for this meeting are available at:

https://www.proxy-direct.com/tra-28322

IF YOU VOTE ON THE INTERNET OR BY TELEPHONE,

YOU NEED NOT RETURN THIS PROXY CARD

TRANSAMERICA PARTNERS TARGET FUNDS	TRANSAMERICA PARTNERS TARGET FUNDS	TRANSAMERICA PARTNERS TARGET FUNDS
Core Bond	Government Money Market	High Yield
International Equity	Mid Growth	Mid Value
Small Core	Small Growth	Small Value

Please detach at perforation before mailing.

TO VOTE MARK BLOCKS BELOW IN BLUE OR BLACK INK AS SHOWN IN THIS Example: ☒	+

A	Proposal(s) THE BOARD RECOMMENDS A VOTE FOR THE FOLLOWING PROPOSAL(S).

1.	To approve an Agreement and Plan of Reorganization, providing for (i) the Destination Fund’s acquisition of all of the assets of the Target Fund, in exchange for the Destination Fund’s assumption of all of the liabilities of the Target Fund and Class R shares of the Destination Fund, and the distribution of the Class R shares of the Destination Fund to the holders of the shares of the Target Fund in complete redemption of their Target Fund shares, and (ii) the dissolution of the Target Fund.

Target Fund	Destination Fund/Class	FOR	AGAINST	ABSTAIN
01. Core Bond	Intermediate Bond/Class R4 (Proposal 1B)	☐	☐	☐
02. Government Money Market	Government Money Market/Class R4 (Proposal 2B)	☐	☐	☐
03. High Yield Bond	High Yield Bond/Class R4 (Proposal 3B)	☐	☐	☐
04. International Equity	International Equity/Class R4 (Proposal 4B)	☐	☐	☐
05. Mid Growth	Mid Cap Growth/Class R4 (Proposal 5B)	☐	☐	☐
06. Mid Value	Mid Cap Value Opportunities/Class R4 (Proposal 6B)	☐	☐	☐
07. Small Core	Small Cap Core/Class R4 (Proposal 7B)	☐	☐	☐
08. Small Growth	Small Cap Growth/Class R4 (Proposal 8B)	☐	☐	☐
09. Small Value	Small Cap Value/Class R4 (Proposal 9B)	☐	☐	☐
To transact such other business as may properly come before the special meeting and any adjournments or postponements thereof.

B	Authorized Signatures — This section must be completed for your vote to be counted.— Sign and Date Below

Date (mm/dd/yyyy) — Please print date below	Signature 1 — Please keep signature within the box	Signature 2 — Please keep signature within the box
/ /

EVERY HOLDER’S VOTE IS IMPORTANT

EASY VOTING OPTIONS:
VOTE ON THE INTERNET Log on to: www.proxy-direct.com or scan the QR code Follow the on-screen instructions available 24 hours

VOTE BY PHONE Call 1-800-337-3503 Follow the recorded instructions available 24 hours

VOTE BY MAIL Vote, sign and date this Proxy Card and return in the postage-paid envelope

VOTE IN PERSON Attend Holder Meeting 1801 California Street, Ste.5200 Denver, Colorado on February 10, 2017

Please detach at perforation before mailing.

PROXY	TRANSAMERICA PARTNERS PORTFOLIOS PROXY FOR A SPECIAL MEETING OF HOLDERS ON FEBRUARY 10, 2017 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES OF THE TARGET FUNDS	PROXY

The undersigned hereby appoints Marijn P. Smit and Tané T. Tyler as attorneys and proxies of the undersigned with full power of substitution, to vote for the undersigned all shares of beneficial interests of the Target Fund(s) with respect to which the undersigned is entitled to vote at the Special Meeting of Holders (“Special Meeting”) of each Target Fund listed below to be held at the offices of Transamerica Asset Management, Inc., 1801 California Street, Ste. 5200, Denver, Colorado, on February 10, 2017, at [10 a.m.] (Mountain time), and at any adjournments or postponements thereof, with all the power the undersigned would possess if personally present.

The undersigned acknowledges receipt of the Notice of Special Meeting and Combined Proxy Statement/Prospectus and revokes any proxy previously given with respect to such Special Meeting.

The shares represented by this proxy will be voted as instructed. The proxies are authorized in their discretion to vote upon such other matters as may come before the Special Meeting or any adjournment or postponement thereof. The proxies intend to vote with management on any such other business properly brought before the Special Meeting or any adjournment or postponement thereof.

When this proxy is properly executed, the shares represented hereby will be voted as specified. If no specification is made, this proxy will be voted for the proposal set forth below and in the discretion of the proxies with respect to all other matters which may properly come before the Special Meeting and any adjournments thereof.

VOTE VIA THE INTERNET: www.proxy-direct.com
VOTE VIA THE TELEPHONE: 1-800-337-3503

PLEASE SIGN, DATE AND RETURN THE PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

TPP_28322_111716

EVERY HOLDER’S VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the

Special Meeting of Holders to Be Held on February 10, 2017.

The Combined Proxy Statement/Prospectus and Proxy Card for this meeting are available at:

https://www.proxy-direct.com/tra-28322

IF YOU VOTE ON THE INTERNET OR BY TELEPHONE,

YOU NEED NOT RETURN THIS PROXY CARD

TRANSAMERICA PARTNERS TARGET FUNDS	TRANSAMERICA PARTNERS TARGET FUNDS	TRANSAMERICA PARTNERS TARGET FUNDS
Core Bond	Government Money Market	High Yield Bond
International Equity	Mid Growth	Mid Value
Partners Small Core	Small Growth	Small Value

Please detach at perforation before mailing.

TO VOTE MARK BLOCKS BELOW IN BLUE OR BLACK INK AS SHOWN IN THIS Example: ☒	+

A	Proposal(s) THE BOARD RECOMMENDS A VOTE FOR THE FOLLOWING PROPOSAL(S).

1.	To approve an Agreement and Plan of Reorganization, providing for (i) the Destination Fund’s acquisition of all of the assets of the Target Fund, in exchange for the Destination Fund’s assumption of all of the liabilities of the Target Fund and Class R shares of the Destination Fund, and the distribution of the Class R shares of the Destination Fund to the holders of the shares of the Target Fund in complete redemption of their Target Fund shares, and (ii) the dissolution of the Target Fund.

Target Fund	Destination Fund/Class	FOR	AGAINST	ABSTAIN
01. Core Bond	Intermediate Bond/Class I3 (Proposal 1C)	☐	☐	☐
02. Government Money Market	Government Money Market /Class I3 (Proposal 2C)	☐	☐	☐
03. High Yield Bond	High Yield Bond/Class I3 (Proposal 3C)	☐	☐	☐
04. International Equity	International Equity/Class I3 (Proposal 4C)	☐	☐	☐
05. Mid Growth	Mid Cap Growth/Class I3 (Proposal 5C)	☐	☐	☐
06. Mid Value	Mid Cap Value Opportunities/Class I3 (Proposal 6C)	☐	☐	☐
07. Small Core	Small Cap Core/Class I3 (Proposal 7C)	☐	☐	☐
08. Small Growth	Small Cap Growth/Class I3 (Proposal 8C)	☐	☐	☐
09. Small Value	Small Cap Value/Class I3 (Proposal 9C)	☐	☐	☐
To transact such other business as may properly come before the special meeting and any adjournments or postponements thereof.

B	Authorized Signatures — This section must be completed for your vote to be counted.— Sign and Date Below

Date (mm/dd/yyyy) — Please print date below	Signature 1 — Please keep signature within the box	Signature 2 — Please keep signature within the box
/ /